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                               May 5, 2021

       Brian Shure
       Chief Financial Officer
       Lowell Farms Inc.
       19 Quail Run Circle, Suite B
       Salinas, CA 93907

                                                        Re: Lowell Farms Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10
                                                            Filed May 4, 2021
                                                            File No. 000-56254

       Dear Mr. Shure:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10 filed May 4, 2021

       Item 1A. Risk Factors.
       Risks Related to the Securities of the Company, page 33

   1. We note your response to comment 9, and the added risk factor on page 29. Your revised disclosure states,
"[b]ecause claims under the Exchange Act and the Securities Act are not typically brought as
derivative claims, the Company does not believe that the exclusive forum provision would
have a material impact on investors seeking recourse under those statutes. With respect
to derivative actions, the choice of forum provision may limit an
                                                        investor   s ability to
bring a derivative claim in a judicial forum of its choosing." Note, however, that investors
have a right to bring derivative actions under the Exchange Act and the Securities Act.
Please clarify, if true, that the exclusive forum provision does not apply to Exchange Act
or Securities Act claims and ensure that the exclusive forum provision in the
governing documents states this clearly, or tell us how you will inform investors in future
filings that the provision does not apply to any actions arising under the
 Brian Shure
Lowell Farms Inc.
May 5, 2021
Page 2
         Securities Act or Exchange Act. In this regard, we further note that
Section 27 of the
         Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, that the provision may result in increased costs to investors to bring a claim, may discourage investors from bringing claims, and may limit investors' ability to bring a claim in a judicial forum that they find favorable.
Managements Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Cost of Sales, Gross Profit and Gross Margin, page 40

2. We have read your response to comment 12 from our letter dated April 5, 2021, and your revised disclosure on page 40. While you discuss the changes in your gross margin, you do not specifically disclose why your cost of sales decreased year-over-year despite an increase in revenues. Please revise accordingly.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 49

3. We note your response to prior comment 13 and reissue. Beneficial ownership is reported in the table as determined pursuant to the definition in Exchange Act
Section 13(d)(3) and
         Rule 13d-3. Refer to Item 4 of Form 10, which requires disclosure of information required by Item 403 of Regulation S-K. For additional guidance, refer to the Compliance and Disclosure Interpretations for Exchange Act Section 13(d) and 13(g) and Regulation
         13D-G Beneficial Ownership Reporting, which are available on the Division of
         Corporation Finance website.
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 56

4. We note your response to comment 16. You revised this section to state that your shares are traded in Canada under the symbols LOWL and LOWL.WT and are traded in the
       United States in the OTC Market Group, Inc., under the symbol LOWLF. In your organization chart, you indicate that you are registering the class of stock that is the
FirstName LastNameBrian Shure
       subordinate shares. Revise this section to clarify that the LOWL.WT are the warrants.
Comapany
       AlsoNameLowell     Farms
             revise to provide theInc.
                                    disclosure required by Item 9 for the U.S.
market, including all
May 5,information
        2021 Page 2required by Item 201(a)(1)(i)-(iii) of Regulation S-K. FirstName LastName
 Brian Shure
FirstName  LastNameBrian Shure
Lowell Farms  Inc.
Comapany
May  5, 2021NameLowell Farms Inc.
May 5,
Page 3 2021 Page 3
FirstName LastName
Item 11. Description of Registrant's Securities to be Registered, page 58

5. We note your response to comment 17. Revise this section to provide all the information required by Item 202 of Regulation S-K and remove the inappropriate disclaimer that your
         "summary . . . does not purport to be complete." Revise this section to :
             clarify the disparate voting rights between Subordinate Voting Shares and Super
             Voting Shares, including addressing matters for which holders of Subordinate Voting
             Shares will not be entitled to notice of a meeting;
             clarify if there is any other class or are other classes of stock authorized;
             revise the second paragraph to eliminate the typographical errors and to clarify on what matters the vote differs "as required by applicable law"; and in the third paragraph, disclose what shareholders rank in priority in liquidation rights
             above the Subordinate Voting Shares.
6. We note your response to comment 18. Revise your summary of the support agreement to disclose the material terms and to eliminate the inappropriate disclaimer in the second paragraph on page 58; and provide a risk factor outlining the risks to investors related to the Support Agreement in your "Risks Related to the Securities of the Company."
SIGNATURES, page 63

7. Please ensure that your signature page is dated concurrent with the date you file your amendment.
Consolidated Financial Statements, page F-1

8. It appears that you have revised certain line items in your consolidated financial statements for Lowell Farms Inc. (formerly Indus Holdings Inc.) from those previously presented without any disclosure describing such changes. Please explain the reasons for such changes and provide any necessary disclosures required by ASC 250-10-50. In this regard, clarify whether such changes were the result of a change in estimate or correction of an error and provide the required disclosures. Please also have your independent accounting firm consider any necessary revisions to their audit opinion as a result of these changes.
General

9. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new
         Form 10 registration at such time as you are able to respond to any remaining issues or comments.
 Brian Shure
Lowell Farms Inc.
May 5, 2021
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy at 202-551-3772 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian Shure
                                                          Division of
Corporation Finance
Comapany NameLowell Farms Inc.
                                                          Office of Life
Sciences
May 5, 2021 Page 4
cc:       Kenneth G. Alberstadt, Esq.
FirstName LastName